Exhibit 12.01
HARTFORD LIFE INSURANCE COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months
	Ended March 31,	For the years ended December 31,

(In millions) (Unaudited)	2007	2006	2005	2004	2003	2002

Earnings	$332	834	$1,116	$1,012	$794	$428
Add:
Fixed charges
Interest expense	—	—	—	—	—	--
Interest factor attributable to rentals	1	4	5	6	6	7

Total fixed charges	1	4	5	6	6	7

Interest credited to contractholders	448	1,706	1,679	1,658	1,055	974

Total fixed charges including interest credited to contractholders	449	1,710	1,684	1,664	1,061	981

Earnings, as defined	333	838	1,121	1,018	800	435

Earnings, as defined, including interest credited to contractholders	781	2,544	2,800	2,676	1,855	1,409

Fixed charges
Fixed charges above	1	4	5	6	6	7
Dividends on subsidiary preferred stock	—	—	—	—	—

Total fixed charges and preferred dividend requirements	1	4	5	6	6	7

Total fixed charges, interest credited to contractholders and preferred dividend requirements	449	1,710	1,684	1,664	1,061	981

Ratios

Earnings, as defined, to total fixed charges	333.0	209.5	224.2	169.7	133.3	62.1

Earnings, as defined, to total fixed charges and preferred dividend requirements	333.0	209.5	224.2	169.7	133.3	62.1

Earnings, as defined, including interest credited to contractholders, to total fixed charges including interest credited to contractholders	1.7	1.5	1.7	1.6	1.7	1.4

Earnings, as defined, including interest credited to contractholders, to total fixed charges including interest credited to contractholders and preferred dividend requirements	1.7	1.5	1.7	1.6	1.7	1.4

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